

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 26, 2017

Timothy McGrath
President and Chief Executive Officer
PC Connection, Inc.
730 Milford Road
Merrimack, New Hampshire 03054

      Re: PC Connection, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2016
           Filed March 3, 2017
           File No. 0-23827

Dear Mr. McGrath:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ William H. Thompson

                         William H. Thompson
                         Accounting Branch Chief
                         Office of Consumer Products